CutLER LAW GROUP

May 7, 2025

Securities and Exchange Commission

100 F. St., NE

Washington, DC 20549-4561

Attn:	Mitchell Austin
Jan Woo

Re:	Lottery.com, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 25, 2025
File No. 333-286503

Gentlemen and Ladies:

Please be advised that we represent Lottery.com, Inc. (the “Company”) with respect to the above-referenced filing. We are in receipt of your letter dated May 5, 2025, with respect to the Company. This letter responds to the comment contained in your letter.

Your comments as well as our response are set forth below:

Amendment No. 2 to Registration Statement on Form S-1

Plan of Distribution, page 79

1.	You disclose here that “[t]he Selling Shareholders and any underwriters, broker- dealers or agents that participate in the sale of the shares of Common Stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act.” Please revise here to state the equity line investor, Generating Alpha Ltd., is an underwriter. You should also identify the equity line investor as a selling shareholder throughout the prospectus.

RESPONSE:	We have revised the discussion in Plan of Distribution as requested. We have also revised the term “Investor” throughout the prospectus to read “Investor Selling Shareholder” to assure clarity.

6575 West Loop South, Suite 400		Tel (800) 606-7150
Bellaire, Texas 77401	www.cutlerlaw.com	Fax (713) 583-7150

CutLER LAW GROUP

General

2.	Please revise to disclose the material risks of an investment in the company and in the offering, including:

●	the dilutive effect of the formula or pricing mechanism on the company’s share price;

●	the possibility that the company may not have access to the full amount available to it under the equity line; and

●	whether the equity line investor can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect the company’s share price.

RESPONSE:	We have added three risk factors to reference risks associated with the equity line to shareholders and investors. Staff is advised, however, that our stock purchase agreement with the Investor specifically prohibits them from short-selling or other market manipulation activities and the Investor has advised us that they have no intention of undertaking any such activities.

3.	Please revise to disclose the material market activities of the equity line investor, including:

●	any short selling of the company’s securities or other hedging activities that the equity line investor may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement; and

RESPONSE:	We have revised the prospectus to reflect that our agreement prohibits any such short selling or hedging and that the Investor has advised they have no intention of undertaking any such activities.

●	how the equity line investor intends to distribute the securities it owns or will acquire.

RESPONSE:	We have revised the language under “Selling Shareholders” to reflect that the Investor Selling Shareholder will sell or otherwise distribute the securities it owns or will acquire similar to ordinary selling shareholders.

4.	Please revise to disclose how the provisions of Regulation M may prohibit the equity line investor and any other distribution participants that are participating in the distribution of the company’s securities from:

●	engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and

●	purchasing shares in the open market while the equity line is in effect.

RESPONSE:	We have added the disclosure requested relative to prohibitions under Regulation M.

6575 West Loop South, Suite 400		Tel (800) 606-7150
Bellaire, Texas 77401	www.cutlerlaw.com	Fax (713) 583-7150

CutLER LAW GROUP

Oral Comment Received today:

You have requested that we update our legal proceedings disclosure to reflect litigation in Texas related to Lottery.com. We have added that disclosure.

Thank you again for your time and for your assistance with this matter. Please do not hesitate to contact us at 713-888-0040 or rcutler@cutlerlaw.com.

Best Regards,

/s/ M. Richard Cutler
M. Richard Cutler

6575 West Loop South, Suite 400		Tel (800) 606-7150
Bellaire, Texas 77401	www.cutlerlaw.com	Fax (713) 583-7150